INTERNATIONAL ROAD DYNAMICS INC.	Exhibit 99.1

IRD Awarded $1.35 Million Contract in South Dakota

-	Sixth weigh-in-motion system purchased by South Dakota Department of Transportation
-	First site in South Dakota to include IRD’s Tire Anomaly and Classification System (TACS™)

SASKATOON, SK – December 19, 2018 - International Road Dynamics Inc. (“IRD”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), announced today the receipt of a contract from BX Civil & Construction Inc. to supply, install, and maintain a Weigh-in-Motion (“WIM”) Sorting System at the Valley Springs Port of Entry on Interstate 90 east of Sioux Falls, South Dakota. The project is valued at $1.35 million with installation to be completed by December 2019. This project is the sixth Port of Entry WIM system supplied by IRD, as South Dakota Department of Transportation (“DOT”) continues the deployment of additional systems throughout the State. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

The Port-of-Entry Commercial Vehicle WIM Sorting System protects highway infrastructure by weighing all commercial vehicles, capturing license plate numbers and directing suspected violators to report to the Truck Inspection Station. Using IRD’s Single-Load-Cell (SLC) WIM and intelligent Roadside Operation Credentialing (iROC) system with License Plate Reader (LPR) technology, commercial vehicles are automatically identified, and their safety, operating authority and credentials are verified, while confirming compliance with weight regulations.

The Valley Springs project is the first site in South Dakota to include IRD’s Tire Anomaly and Classification System (TACS™) to identify vehicles that are unsafe due to missing, mismatched, or underinflated tires. The IRD-supplied Infrared Inspection System will also provide additional vehicle screening capabilities using thermal imagery to automatically detect the condition of brakes. These innovative technologies improve highway safety and provide efficient enforcement of commercial vehicles.

Mr. Randy Hanson, IRD’s President and CEO stated: “We are pleased to have been awarded this new contract, and to provide South Dakota DOT with a Commercial Vehicle Sorting System that includes the latest screening technologies including the ability to detect tire anomalies.  In addition to making the station more efficient, South Dakota’s roadway infrastructure will be better protected from truck overloading, traffic safety will be improved, and weight enforcement will be enhanced.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems (ITS) industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructure. For more information: www.irdinc.com

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and IRD in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com